SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Microcell Telecommunications Inc.
(Name of Issuer)

Non-Voting Class B Shares
(Title of Class of Securities)

59501T874
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  (Quebec) Canada
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  Sole Voting Power
  (1)-------------------------------------------------------------------------------------------------------------
  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power
  3821 Non-voting Class B Shares (1)
  ------------------------------------------------------------------------------------------------------------
  Shares Dispositive Power
  -------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  3821 Non-voting Class B Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  0.10%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

(1) Non-voting shares may be exchangeable after May 1st 2003, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration as described in Item 4.

This statement constitutes AN AMENDMENT to the statement previously filed on Schedule 13D by Caisse de dépôt et placement du Québec.

Item 1 - Security and Issuer

This statement is made with respect to the Non-Voting Class B Shares (the "Shares") of Microcell Telecommunications Inc. ("Microcell"), a Canadian corporation, the address of the principal executive offices of which is 1250, René Lévesque Blvd. West, Suite 400, Montréal (Québec) H3B 4W8.

Item 2 - Identity and Background

This statement is filed by the Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1000 place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 4 - Purpose of Transaction

On May 1st, 2003 (the "Effective date") Microcell Plan of Reorganization and of Compromise (the "Plan") became effective as disclosed on the Form 6K filed by Microcell on May 12, 2003 and incorporated by reference herein.

Under the terms of the Plan, secured creditors, affected unsecured creditors and shareholders at the close of business on the day prior to the Effective Date were entitled to receive their respective distribution of new securities of Microcell.

The new securities issued by Microcell consisted of First Preferred Shares (voting and non-voting series), Second Preferred Shares (voting and non-voting series), common equity consisting of Class A Restricted Voting Shares and Class B Non-Voting Shares, and two series of Warrants. The issue price of all the new shares was $15 per share.

Secured creditors received their pro rata distribution (based on the value of the secured creditors' claims as of the end of the day prior to the Effective Date) of First Preferred Shares, in an aggregate amount of $176.5 million, and Second Preferred Shares, in an aggregate amount of $54.0 million, subject to certain conditions.

Affected unsecured creditors received their pro rata distribution (based on the principal or accreted amount of the outstanding unsecured notes plus any accrued interest as of the end of the day prior to the Effective Date) of Second Preferred Shares, in an aggregate amount of $54.0 million, and common equity, in an aggregate amount of $54.1 million, as well as their pro rata distribution of 1,329,312 two-year Warrants and 2,215,521 five-year Warrants, subject to certain conditions.

Current shareholders received one Class B Non-Voting Share in exchange for every 10,630 shares, one two-year Warrant in exchange for every 90 shares, and one five-year Warrant in exchange for every 54 shares. No fractional new securities were issued nor any compensation paid for any such fraction. Where the exchange results in less than one new security being otherwise issuable, no new security was issued.

Non-voting shares will be exchangeable after the Effective Date, at the option of the holder, at any time, into voting shares of the same class upon provision by the holder of a residency declaration in prescribed form to the Company's transfer agent (Computershare Trust Company of Canada) certifying that the holder is Canadian. The residency declaration form can be obtained directly from Computershare Trust Company of Canada after the Effective Date. An electronic version will also be available on the Company's Web site at www.microcell.ca/investors after the Effective Date.

The Toronto Stock Exchange (TSX) has conditionally approved the listing of the new securities for the opening of the exchange on the Effective Date under the stock symbol MT. The currently listed Class B Non-Voting Shares (MTI.B) will be delisted, at the close of business on the day prior to the Effective Date.

Item 5 - Interest in Securities of Issuer

a)

As a result of the Plan, Caisse had as of May 7, 2003 a beneficiary ownership of 164 296 Shares including 12 Shares owned by CDP Global Asset Management Inc., 3 287 Shares owned by Capital Communications CDPQ inc., and 160 545 Shares owned by Capital d'Amerique CDPQ Inc, wholly-owned subsidiaries by the Caisse.

Caisse had also been granted two series of Warrants: 53 395 class A warrants exercisable at 0.0111111 Class B Shares per warrant with an expiration date of May 1st, 2005 and 88 991 Class B warrants exercisable at 0.0185185 Class B Shares per warrant with an expiration date of May 1st, 2008.

CDP Global Asset Management Inc had also been granted two series of Warrants: 1346 class A warrants exercisable at 0.0111111 Class B Shares per warrant with an expiration date of May 1st, 2005 and 2245 Class B warrantsexercisable at 0.0185185 Class B Shares per warrant with an expiration date of May 1st, 2008.

Capital Communications CDPQ Inc had been granted two series of Warrants: 388257 class A warrants exercisable at 0.0111111 Class B Shares per warrant with an expiration date of May 1st, 2005 and 647095 Class B warrants exercisable at 0.0185185 Class B Shares per warrant with an expiration date of May 1st, 2008.

Capital d'Amerique CDPQ Inc. had been granted two series of Warrants: 59635 class A warrants exercisable at 0.0111111 Class B Shares per warrant with an expiration date of May 1st, 2005 and 99394 Class B warrants exercisable at 0.0185185 Class B Shares per warrant with an expiration date of May 1st, 2008.

Therefore, the Shares and warrants owned by Caisse, CDP Global Asset Management Inc., Capital Communications CDPQ inc., and Capital d'Amerique CDPQ Inc represented 5.11 % of the Shares outstanding.

As of May 29, 2003 Caisse no longer has a beneficial interest of more than 5% of any class of Microcell's equity securities due to the Plan and to dispositions of Shares and warrants as set forth in Exhibit E.

b) Caisse has the power to vote and to dispose of the Shares it owns.

c) The dates and amounts of all transactions in the Shares that were effected by the Caisse during the past sixty days are set forth in Exhibit E attached hereto.

d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Microcell listed in response to this item.

(e) Caisse ceased to be the beneficial owner of more than 5% of any class of the Issuer's equity securities on May 29, 2003.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of Microcell.

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse.

Exhibit B: List of Executive Officers and Directors of CDP Global Asset Management Inc.

Exhibit C: List of Executive Officers and Directors of Capital Communications CDPQ inc.

Exhibit D: List of Executive Officers and Directors of Capital d'Amérique CDPQ inc.

Exhibit E: Table of dates, number of shares purchased and price per share of purchases

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: May 29, 2003

Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title